Exhibit 99.1


                        [Third Point LLC Letterhead]


VIA EMAIL AND FEDERAL EXPRESS

June 15, 2006

Mr. David L. Castaldi
Geoffrey F. Cox, Ph.D
Mr. Peter B. Davis
Mr. Richard A. Harvey, Jr.
Leslie Hudson, Ph.D.
Ms. Linda Jenckes
Mr. Thomas H. McLain
Mr. Stephen G. Sundovar

     c/o Mr. Thomas E. Rathjen
     Vice President, Investor Relations
     Nabi Biopharmaceuticals
     5800 Park of Commerce Boulevard, N.W.
     Boca Raton, Florida 33487

To the Board of Directors of Nabi Biopharmaceuticals:

As one of the largest shareholders of Nabi Biopharmaceutials ("Nabi" or the "Company"), I am shocked that management has failed to contact us directly regarding our letter of April 27th and has refused to address any of the issues therein. We submitted our proposal in good faith and we had looked forward to a prompt and thoughtful reply. Instead we received a terse note dated May 1, 2006 which addressed our specific issues and concerns in a perfunctory and platitudinous manner. Frankly, we did not expect this inexplicable level of insouciance and disrespect for such significant shareholders.

Rest assured: our silence since receiving your flaccid response should not be interpreted as reduced focus on our position in Nabi, nor diminution in our resolve to see Nabi undertake an immediate formal and public process to maximize shareholder value. Perhaps management and its cronies on the Board have deluded themselves into thinking that Third Point would be placated by the unsupportable statement in the note that "[t]he Board of Directors and senior management team have developed and are effectively executing on a strategic business plan...."
Maybe you thought we would "go away" or sell our position in frustration. To the contrary, each day that passes without action by management increases our resolve. In fact, for the reasons outlined below (specifically, our knowledge that there is significant current interest in purchasing Nabi, either in components or as a whole) we have increased our already-substantial stake in the Company during this time.

We are further alarmed by your apparent misrepresentation of the voting results at the Company's 2006 Annual Meeting of shareholders. Whereas you reported on May 12th that 74%


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Board of Directors of Nabi Biopharmaceuticals
June 15, 2006
Page 2


of the Company's shares were counted towards a quorum at the annual meeting, and that 64% of the outstanding shares were voted in favor of your directors (an extremely weak "vote of confidence" by the way), Knott Partners Management, LLC, your largest shareholder, subsequently stated publicly that its shares were erroneously counted towards the quorum. Given this, the fact that roughly half of our shares were not acquired before the record date, and that this was apparently the case with several other large shareholders as well, you were quite lucky to have your uncontested directors elected by a majority of the shares outstanding.

Your luck may be running out, since much of your shareholder base appears to have turned over recently (judging by the volume in the shares and SEC filings over the past few months) and since investors have had more time to understand the byzantine process of successfully preventing their shares from being represented at a meeting. Based on our conversations with other shareholders, and the outcome of the May 12th vote, we strongly believe that if the vote were retaken today you would not achieve a quorum, and that substantially less than half of the shares would cast an affirmative vote for the current directors.

Despite this, you hide your heads in the nearest warm aperture in an apparent "ostrich defense" and ignore your shareholders (the top three now owning over 28% of your shares in aggregate) in the hope that the Company's owners will go away before your next annual meeting. We want to be clear that while the May 2006 Annual Meeting might have bought you time, unless a process is put into place to maximize shareholder value well prior to the next annual meeting we will work assiduously between now and then to ensure that you will have ample time to pursue your golf games and to enjoy the Florida sun thereafter. While you have ignored shareholders, we have not failed to notice that since your election the stock is down over 20% - with barely an uptick along the way. We believe that the marketplace is speaking loud and clear.

Mr. McLain has paid only lip service to the notion that management serves at the pleasure of the owners of the Company (i.e., the shareholders), but no substance supports his sanctimony. You, the Board of Directors, are no doubt well-aware that it is your legal duty to look out for the best interests of shareholders (although your previous actions, including the suspect retention program that you approved recently - a disproportionate share of which inexplicably went to Mr. McLain - throws this into question).

As such, we have to assume (1) that you are aware that there is currently significant interest in various pieces of Nabi (all of your marketed products, some of your developmental products, and the plasma business) and in the Company as a whole - which Mr. McLain undoubtedly well knows, and (2) that you are currently seriously considering this interest as a means to maximize the value of NABI stock in the near-term without incurring all of the risks and uncertainties that your many-year, high-risk strategic plan entails. Should Mr. McLain not have relayed the recent expressions of interest in all aspects of the Company to you, or should the apparently onerous and unusual confidentiality agreements that Nabi is asking potential acquirers to sign have kept some parties out of the process, feel free to give me a call to learn more about the outside interest in purchasing Nabi or its various assets.


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Board of Directors of Nabi Biopharmaceuticals
June 15, 2006
Page 3


To summarize: (1) We do not believe that you or your long-term strategic plan have the support of a majority of current shareholders, (2) ignoring your largest shareholders is not a workable strategy, and (3) we are aware of current significant and serious interest in purchasing all or parts of your Company as, we believe, is Mr. McLain. Accordingly, we call on you again to discharge your fiduciary duties to shareholders and immediately hire an investment bank with which you do not have a pre-existing relationship (which should hold true for the new relationship banker as well) to commence a public process to maximize shareholder value. We are not asking that you commit to any specific outcome, only that you explore all possible value-enhancing options fully and openly, so that all of the Company's owners can judge them on risk and time-adjusted metrics versus your current plans.

Neither you nor the Nabi management team has earned the right to unilaterally embark on another multi-year program that puts shareholders at significant risk and is unlikely to yield results, positive or negative, within an acceptable timeframe. Both current management and the majority of the Board have presided over a virtually unbroken string of missed earnings estimates, failed milestones, trial failures, etc. Mr. McLain has continually trumpeted a new era for Nabi since taking over as CEO three years ago. Sadly, all shareholders have gotten is "more of the same," while Mr. McLain has, during his tenure, managed to foster poor relations with several other management teams in the industry that we are aware of - to the detriment of Nabi and its shareholders (indeed, the CEO of a much-larger biotech company took the unheard of action of singling out Nabi at a recent industry conference for being "mismanaged" - apparently because of the low regard he has for Mr. McLain and his managerial abilities). Unfortunately, the Nabi Board is no better. Of the eight Nabi Board members, only one has seen NABI stock rise during his time on the Board, and then by a paltry cumulative 7% over 5 1/2 years. Put differently, the eight Nabi directors have served an average of 6 1/2 years on the Board, and the stock is, on average, down 35% during their tenures. Of the public companies that the current Nabi directors have been involved with, either as senior managers or directors, the overwhelming majority have been significant money losers for the shareholders of those companies during their tenures - some of them spectacularly so. Suffice it to say that Nabi has added two Board members over the past year. One is CEO and President of a company whose stock is down over 85% in the less than one year that he has run that company, and now has a market capitalization of $60 million. The other was CFO of a company whose stock declined during the 11 years that he was at the financial helm, and which now is also in the micro-cap arena. It is especially alarming that this is the pedigree of the people that Nabi is bringing on board to safeguard our interests, and the type of people whose business judgment the Company is acting upon. They have not been successful in creating value for shareholders at their "day jobs," and there is no reason to believe that they will have any better success at Nabi. Although we do not believe in your latest strategic plan anyway, given the substantial risks and timeframe to which it exposes shareholders, we are even more negative about it in the hands of a management team and Board of Directors at Nabi that has a demonstrated record of virtually always destroying value for shareholders as either management or board members.

One last, but important, point: we understand that you are currently entertaining offers for at least one of Nabi's revenue-producing assets. As we've said previously, and as has been


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Board of Directors of Nabi Biopharmaceuticals
June 15, 2006
Page 4


expressed to us by interested buyers of the Company, we believe that the greatest shareholder value will be derived from a public auction of the Company in its entirety (as opposed to the clandestine discussions that you have apparently undertaken). However, if there is to be an asset sale along the way, it must be demonstrably and irrefutably positive for shareholders.

MOST IMPORTANT, ANY PROCEEDS DERIVED FROM ASSET SALES SHOULD BE FULLY AND IMMEDIATELY RETURNED TO SHAREHOLDERS IN THE FORM OF A ONE-TIME DIVIDEND.

It is our fear that your plan is to "burn the furniture to heat the house" - i.e., sell off our revenue-producing assets to fund your ongoing cash burn and high-risk development projects. As we've stated many times, and as have other major Nabi shareholders, your strategic plan is laden with financial risk, scientific risk, execution risk, time risk, etc. Mr. McLain himself tried to explain away last year's StaphVAX trial failure by explaining that most new drug trials fail. Yet you are now asking that the owners of the Company assume all of these risks, without any commitment, or even comment, on when we can expect to see the Company in a positive operating cash flow and earnings position. Simply put, you have not demonstrated an ability to navigate any of these risks successfully over the course of many years, nor to allocate capital properly. Indeed, quite the contrary - based on past performance, this "strategic plan" is almost guaranteed to fail - and we, the owners of the Company, will bear the pain disproportionately as neither the Company's Board nor management has significant outright shareholdings, nor have any insiders demonstrated any willingness to "put their money where their mouth is" by buying significant amounts of stock in the marketplace as a show of confidence in the long-term strategic plan that you are attempting to foist upon us against our will.

We believe that the value to Nabi shareholders that could be derived from a value maximization process is comfortably in excess of $10 per share, a number that has been validated by additional work that we've done, and contacts that we've made, subsequent to our last letter to you (the recent IPO of Grifols also highlights the significant value of your plasma business in the right hands). We would be happy to review our valuation metrics with you in detail should you wish. When the stock was over $7 per share early last month (i.e., before you were re-elected), a Wall Street analyst wrote "... if a potential bidder were to offer a premium to today's current value, we believe it would be wise for the company to sell itself, as its pipeline and core technology still have clinical and regulatory hurdles to overcome, and are still several years from making it to market." Clearly we agree. As we've said previously, we believe that you have an extremely valuable and desirable set of assets, but only if managed properly
- which history has shown will not be the case under the current Nabi management team.

We trust that you will do the right thing for all of the reasons noted above and immediately commence a well-organized public auction of the Company. We believe that you have met with several possible new investment banking firms to represent NABI recently, so we hope that this is a signal that you agree that this is the right approach. We are highly confident that this value maximization process will result in the best risk-adjusted and present-valued outcome for Nabi shareholders. We are also certain that this course of action has the support of the majority of



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Board of Directors of Nabi Biopharmaceuticals
June 15, 2006
Page 5


current Nabi shareholders, for whom you work. If you disagree, why not canvas your current shareholder base to get their views rather than refusing to interact with them?

It is our preference, of course, to work out an amicable and cooperative solution to the issues we have raised. However, nothing short of a full and public value maximization process will satisfy us. We have written this letter directly to the Company's Board of Directors because we do not have faith in the CEO based on prior experience. Should you disregard the will of the majority of your shareholders, the consequences will be meted out through the democratic process afforded shareholders under Delaware law and your charter and bylaws. In that event, the clock is ticking towards the next annual meeting, and we will make sure to fully chronicle your many missteps, past, present and future, as you're shown your way out the door.


Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb
Chief Executive Officer
Third Point LLC